UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Quicksilver Gas Services LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

74839G 106
(CUSIP Number)

John C. Cirone 801 Cherry Street Suite 3700, Unit 19 Fort Worth, Texas 76102 (817) 665-8620
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74839G 106	13D	Page	2	of	19

1.		NAME OF REPORTING PERSON Quicksilver Resources Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER* 0
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER* 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.		TYPE OF REPORTING PERSON (see instructions) HC; CO

CUSIP No. 74839G 106	13D	Page	3	of	19

1.		NAME OF REPORTING PERSON Cowtown Gas Processing L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
	7.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER* 0
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER* 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.		TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 74839G 106	13D	Page	4	of	19

1.		NAME OF REPORTING PERSON Cowtown Pipeline L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
	7.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER* 0
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER* 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.		TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 74839G 106	13D	Page	5	of	19

1.		NAME OF REPORTING PERSON Cowtown Pipeline Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
	7.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER* 0
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER* 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.		TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 74839G 106	13D	Page	6	of	19

1.		NAME OF REPORTING PERSON Cowtown Pipeline Funding, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER* 0
EACH REPORTING PERSON WITH	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER* 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.		TYPE OF REPORTING PERSON (see instructions) CO

TABLE OF CONTENTS

Item 1. Security and Issuer
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
Signatures
Joint Filing Statement

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D (this “Amendment”) is filed by the Reporting Persons as an amendment to Amendment No. 2 to Schedule 13D (the “Second Amended Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2010, Amendment No. 1 to Schedule 13D (the “First Amended Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on January 21, 2010 and the Schedule 13D, as filed with the SEC on August 24, 2007 (the “Original Schedule 13D”).  This Amendment relates to common units representing limited partner interests of Quicksilver Gas Services LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102.

The Original Schedule 13D, the First Amended Schedule 13D and the Second Amended Schedule 13D were jointly filed by Quicksilver, Holdings, Processing LP, Pipeline LP, Management and the General Partner (as such terms are defined in this Amendment).  As a result of the consummation of the KGS Sale pursuant to the KGS Purchase Agreement (as such terms are defined in this Amendment), the Reporting Persons (as defined in this Amendment) disposed of their interests in Holdings and the General Partner, and Holdings and the General Partner have determined to report their beneficial ownership in the Issuer separately. Therefore, the Reporting Persons are filing this Amendment separately from Holding and the General Partner to amend the information contained the Second Amended Schedule 13D as it relates to the Reporting Persons, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by Holdings or the General Partner.

This Amendment is being filed in connection with the sale of 100% of Quicksilver’s interest in the Issuer (the “KGS Sale”) which closed on October 1, 2010 pursuant to the terms of the Purchase Agreement dated July 22, 2010, among First Reserve Crestwood Holdings LLC, Processing LP, Pipeline LP and Quicksilver, as amended (the “KGS Purchase Agreement”).  Pursuant to the KGS Purchase Agreement, Crestwood Holdings LLC (f/k/a First Reserve Crestwood Holdings LLC) purchased from Processing LP and Pipeline LP 100% of the outstanding membership interests of Quicksilver Gas Services Holdings LLC, a Delaware limited liability company (“Holdings”), which owns 5,696,752 common units of the Issuer, 11,513,625 subordinated units representing limited partner interests in the Issuer and, through its ownership of 100% of the outstanding membership interests of the Quicksilver Gas Services GP LLC, a Delaware limited liability company (the “General Partner”), 469,944 general partner units in the Issuer and 100% of the outstanding incentive distribution rights in the Issuer, and purchased from Quicksilver that certain Subordinated Promissory Note issued by the Issuer to Quicksilver on August 10, 2007.  The aggregate purchase price is $701 million plus up to $72 million in future earn-out payments. As a result of the consummation of the KGS Sale, the Reporting Persons disposed of 100% of their interest in the Issuer.

ITEM 2.	IDENTITY AND BACKGROUND

(a)      This Schedule 13D is filed by (i) Quicksilver Resources Inc., a Delaware corporation (“Quicksilver”), (ii) Cowtown Gas Processing L.P., a Texas limited partnership (“Processing LP”), (iv) Cowtown Pipeline L.P., a Texas limited partnership (“Pipeline LP”), (v) Cowtown Pipeline Management, Inc., a Texas corporation (“Management”), (vi) Cowtown Pipeline Funding, Inc., a Delaware corporation (“Funding” and, together with Quicksilver, Processing LP, Pipeline LP and Management, collectively, the “Reporting Persons”).

Quicksilver owns directly or indirectly 100% of each of Processing LP, Pipeline LP, Management and Funding. Management is the sole general partner of each of Processing LP and Pipeline LP, and Funding is the sole limited partner of each of Processing LP and Pipeline LP. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.  The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of October 4, 2010, a copy of which is filed with this Amendment as Exhibit A (and is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

As a result of the consummation of the transactions pursuant to the KGS Purchase Agreement, the Reporting Persons disposed of 100% of their interests in the Issuer.  As of the date of this Amendment, the Reporting Persons no longer own any interests in Holdings or the General Partner.

(b)      The business address of each of the Reporting Persons is 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102.

(c)      The principal business of Quicksilver is to engage in the development and production of natural gas, natural gas liquids and crude oil. The principal business of each of Processing LP and Pipeline LP was to hold member interests in Holdings. The principal business of Management is to hold general partner interests in each of Processing LP and Pipeline LP. The principal business of Funding is to hold limited partner interests in each of Processing LP and Pipeline LP.

(d) – (e)      During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Not applicable.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the general partners, executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the persons listed on Schedule 1 as a director or executive officer of Quicksilver, Processing LP, Pipeline LP, Management or Funding has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSOLIDATION

Not applicable.

ITEM 4.	PURPOSE OF TRANSACTION

This Amendment is being filed in connection with the sale of 100% of Quicksilver’s interest in the Issuer which closed on October 1, 2010 pursuant to the terms of the KGS Purchase Agreement.  Pursuant to the KGS Purchase Agreement, First Reserve Crestwood Holdings LLC purchased from Processing LP and Pipeline LP 100% of the outstanding membership interests of Holdings, which owns 5,696,752 common units of the Issuer, 11,513,625 subordinated units representing limited partner interests in the Issuer and, through its ownership of 100% of the outstanding membership interests of the General Partner, 469,944 general partner units in the Issuer and 100% of the outstanding incentive distribution rights in the Issuer, and purchased from Quicksilver that certain Subordinated Promissory Note issued by Issuer to Quicksilver on August 10, 2007.  The aggregate purchase price is $701 million plus up to $72 million in future earn-out payments.  As a result of the consummation of the KGS Sale, the Reporting Persons disposed of 100% of their interests in the Issuer.

The KGS Purchase Agreement is filed as an exhibit to this Amendment and is incorporated by reference herein and the description set forth above is qualified in its entirety by reference thereto.

The Reporting Persons no longer have any ownership interest in Holdings, the General Partner’s sole member, and no longer have the right to elect the General Partner’s entire board of directors or to cause the Issuer to change its dividend policy or its capitalization. Thomas F. Darden will continue to serve on the General Partner’s board of directors. None of Quicksilver’s other executive officers and directors will serve as executive officers or directors of the General Partner.  Quicksilver is entitled to appoint one member of the board of directors of the General Partner until the later of the second anniversary of the closing of the KGS Sale and such time as Quicksilver and its controlled affiliates cease to purchase goods and services from the Issuer and its subsidiaries which generate revenue constituting more than 50% of the Issuer’s and its subsidiaries’ consolidated revenues in any fiscal year.

Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Amendment, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. Subject to compliance with the terms of the KGS Purchase Agreement and applicable law, the Reporting Persons may at any time, or from time to time, acquire additional common units of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)      (1)  As a result of the consummation of the KGS Sale pursuant to the KGS Purchase Agreement, the Reporting Persons disposed of 100% of their interests in the Issuer. The Reporting Persons may be deemed to own, directly or beneficially, 0 common units of the Issuer representing 0% of the outstanding common units. The Reporting Persons do no own any other interests in the Issuer, directly or beneficially. Therefore, the Reporting Persons ceased to be the beneficial owners of more than 5% of the common units on October 1, 2010 and no longer are required to file a Schedule 13D with respect to the common units of the Issuer.

(2)      See Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons as of the date of this Amendment.

(b)      The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. See Schedule 1 for the information applicable to the Listed Persons.

(c)      Except as described in Item 4 and Schedule 1, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the common units during the past 60 days.

(d)      See Schedule 1 for the information applicable to the Listed Persons.  Except as described in this Item 5 and in Schedule 1, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)      Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Amended and Restated Joint Filing Statement (filed herewith)
Exhibit B
Purchase Agreement dated of July 22, 2010 among First Reserve Crestwood Holdings LLC, Cowtown Gas Processing L.P., Cowtown Pipeline L.P. and Quicksilver Resources Inc. (attached as Exhibit 2.1 to the Quicksilver’s current report on Form 8-K filed with the Commission on July 23, 2010 and incorporated herein in its entirety by reference)

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 2010

QUICKSILVER RESOURCES INC.

By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	President and Chief Executive Officer

COWTOWN GAS PROCESSING L.P.

By:	Cowtown Pipeline Management, Inc., its general partner

By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	President and Chief Executive Officer

COWTOWN PIPELINE L.P.

By:	Cowtown Pipeline Management, Inc., its general partner

By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	President and Chief Executive Officer

COWTOWN PIPELINE MANAGEMENT, INC.

By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	President and Chief Executive Officer

COWTOWN PIPELINE FUNDING, INC.

By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	President and Chief Executive Officer

SCHEDULE 1

Executive Officers of Quicksilver Resources Inc.

Thomas F. Darden
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Chairman of the Board
Citizenship: USA
Amount Beneficially Owned: 217,842 (less than 1%)*, which includes (i) 103,267 common units received on October 1, 2010 upon the vesting of phantom units pursuant to the 2007 Equity Plan as a result of the consummation of the KGS sale and (ii) 37,643 common units surrendered to the Issuer in satisfaction of withholding obligations.

Glenn Darden
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 217,842 (less than 1%)*, which includes (i) 103,267 common units received on October 1, 2010 upon the vesting of phantom units pursuant to the 2007 Equity Plan as a result of the consummation of the KGS sale and (ii) 37,643 common units surrendered to the Issuer in satisfaction of withholding obligations.

Anne Darden Self
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Vice President-Human Resources
Citizenship: USA
Amount Beneficially Owned: 100,161 (less than 1%)*, which includes (i) 13,296 common units received on October 1, 2010 upon the vesting of phantom units pursuant to the 2007 Equity Plan as a result of the consummation of the KGS sale and (ii) 3,519 common units surrendered to the Issuer in satisfaction of withholding obligations.

Paul J. Cook
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Executive Vice President-Operations
Citizenship: USA
Amount Beneficially Owned: 64,847 (less than 1%), which includes (i) 48,667 common units received on October 1, 2010 upon the vesting of phantom units pursuant to the 2007 Equity Plan as a result of the consummation of the KGS sale and (ii) 17,740 common units surrendered to the Issuer in satisfaction of withholding obligations.

Philip Cook
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Senior Vice President — Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 41,414 (less than 1%), which includes (i) 40,066 common units received on October 1, 2010 upon the vesting of phantom units pursuant to the 2007 Equity Plan as a result of the consummation of the KGS sale, (ii) 14,605 common units surrendered to the Issuer in satisfaction of withholding obligations and (iii) 13,400 common units sold in an open market transaction for $22.3282 per share on August 12, 2010.

John C. Cirone
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Senior Vice President, General Counsel and Secretary
Citizenship: USA
Amount Beneficially Owned: 39,518 (less than 1%), which includes (i) 30,107 common units received on October 1, 2010 upon the vesting of phantom units pursuant to the 2007 Equity Plan as a result of the consummation of the KGS sale and (ii) 10,976 common units surrendered to the Issuer in satisfaction of withholding obligations.

John C. Regan
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Vice President, Controller and Chief Accounting Officer
Citizenship: USA
Amount Beneficially Owned: 14,659 (less than 1%), which includes (i) 12,043 common units received on October 1, 2010 upon the vesting of phantom units pursuant to the 2007 Equity Plan as a result of the consummation of the KGS sale and (ii) 3,187 common units surrendered to the Issuer in satisfaction of withholding obligations.

Stan Page
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Senior Vice President — U.S. Operations
Citizenship: USA
Amount Beneficially Owned: 0

Chris Mundy
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Vice President — Engineering
Citizenship: Canada
Amount Beneficially Owned: 0

Dave Rushford
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Senior Vice President and Chief Operating Officer of Quicksilver Resources Canada Inc.
Citizenship: Canada
Amount Beneficially Owned: 0

Board of Directors of Quicksilver Resources Inc.

Thomas F. Darden
(see above)

Glenn Darden
(see above)

Anne Darden Self
(see above)

Steven M. Morris
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: President of Morris & Company, a private investment firm
Citizenship: USA
Amount Beneficially Owned: 19,000 (less than 1%)

W. Yandell Rogers, III
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Chief Executive Officer of Lewiston Atlas Ltd., a privately-owned holding company
Citizenship: USA
Amount Beneficially Owned: 0

Mark J. Warner
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Senior Director of Natural Resource Investments of The University of Texas Investment Management Company
Citizenship: USA
Amount Beneficially Owned: 1,500 (less than 1%)

W. Byron Dunn
Address: c/o Quicksilver Resources Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102
Principal Occupation: Principal of Tubular Synergy Group L.P., a wholesale marketer of steel tubular products
Citizenship: USA
Amount Beneficially Owned: 0

General Partner of Cowtown Gas Processing L.P.

See below for information regarding the board of directors and executive officers of Cowtown Pipeline Management, Inc., the general partner of Cowtown Gas Processing L.P.

General Partner of Cowtown Pipeline L.P.

See below for information regarding the board of directors and executive officers of Cowtown Pipeline Management, Inc., the general partner of Cowtown Pipeline L.P.

Executive Officers of Cowtown Pipeline Management, Inc.

Glenn Darden
(see above)

Thomas F. Darden
(see above)

Paul J. Cook
(see above)

Philip Cook
(see above)

John C. Cirone
(see above)

John C. Regan
(see above)

Board of Directors of Cowtown Pipeline Management, Inc.

Glenn Darden
(see above)

Thomas F. Darden
(see above)

Philip Cook
(see above)

Executive Officers of Cowtown Pipeline Funding, Inc.

Glenn Darden
(see above)

Thomas F. Darden
(see above)

Paul J. Cook
(see above)

Philip Cook
(see above)

John C. Cirone
(see above)

John C. Regan
(see above)

Board of Directors of Cowtown Pipeline Funding, Inc.

Glenn Darden
(see above)

Thomas F. Darden
(see above)

Philip Cook
(see above)

*	76,100 of these common units are held by the Darden Irrecovable Asset Trust, of which Thomas F. Darden, Glenn Darden and Anne Darden Self are co-trustees

EXHIBIT INDEX

Exhibit A	Amended and Restated Joint Filing Statement (filed herewith)
Exhibit B
Purchase Agreement dated of July 22, 2010 among First Reserve Crestwood Holdings LLC, Cowtown Gas Processing L.P., Cowtown Pipeline L.P. and Quicksilver Resources Inc. (attached as Exhibit 2.1 to the Quicksilver’s current report on Form 8-K filed with the Commission on July 23, 2010 and incorporated herein in its entirety by reference)

EXHIBIT A

Amended and Restated Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: October 4, 2010

QUICKSILVER RESOURCES INC.

By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	President and Chief Executive Officer

COWTOWN GAS PROCESSING L.P.

By:	Cowtown Pipeline Management, Inc., its general partner

By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	President and Chief Executive Officer

COWTOWN PIPELINE L.P.

By:	Cowtown Pipeline Management, Inc., its general partner

By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	President and Chief Executive Officer

COWTOWN PIPELINE MANAGEMENT, INC.

By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	President and Chief Executive Officer

COWTOWN PIPELINE FUNDING, INC.

By:	/s/ Glenn Darden
	Name:	Glenn Darden
	Title:	President and Chief Executive Officer